

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 24, 2009

Ms. Marcia Rosenbaum
Chief Executive Officer
Continan Communications, Inc.
11 East 44th Street, 19th Floor
New York, New York 10017

> **Re:** **XXX Acquisition Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 14, 2009**
> **Response Letter Dated January 30, 2009**
> **File No. 0-49648**

Dear Ms. Rosenbaum:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2008

General

1. When amending your filing to resolve the remaining issues identified in this letter, please ensure that you include more detailed information in the explanatory note added in the forepart of the filing about the reasons you are filing the amendment than you provided in various amendments previously filed. For example, rather than characterizing your amendment as a response to SEC comments, you should identify the problem with your accounting or your disclosure that you are seeking to resolve.

    We expect this would include a brief summary of the errors or omissions with reference to the particular sections of the document where further details are provided.

In addition, if you are correcting amounts in your financial statements, you should include error correction disclosures in a note to your financial statements, with details about the nature of the errors and a reconciliation of the previously reported to restated amounts. We suggest that you read the guidance in paragraph 26 of SFAS 154.

Please also direct your auditors to AU §§420.12, 420.16, 561.06 and 530.05 for guidance on explanatory language and dating for the audit opinion.

Management's Discussion and Analysis, page 15

2.   We note that you continue to include disclosure in various areas of your filing indicating that you continue to pursue a viable business plan. On page 17, you state that you are providing discussion of this sort "for disclosure compliance purposes only." We do not believe this is the appropriate course. Your disclosure should be factual, based on your historical financial statements when financial position or results are being discussed, and consistent with your current situation. Any repetition of past disclosures covering expectations or views that are no longer valid is inappropriate.

For example, disclosure stating your belief that "services will provide income," that you will be "realizing positive cash flow," and that you have a "sustainable business" must be updated to be consistent with the facts. These disclosures appear under the heading of Past Plan of Operation on pages 17, 18 and 19. You have similar language that requires updating under the Overview section on pages 7 and 8.

We also expect that you will need to update and arrange disclosure in MD&A to be consistent with the financial reporting that is required for discontinued operations, as discussed in another comment in this letter. Please revise accordingly.

Financial Statements

Note 12 – Stockholders' Equity, page F-12

3.   We note that you have omitted the dollar amounts associated with issuances of common shares during 2006 on three lines of your Statement of Stockholders' Equity on page F-4, although such amounts appear to be reflected in the line item for the period totals. Please remedy this inconsistent presentation.

Note 14 – Sale of Operations, page F-20

4.   We note that you report a $647,847 gain from discontinued operations in your
        Statements of Operations on page F-3, related to your sale of the assets of
        Vocalenvision in April 2008. However, you also identify a $728,718 gain from
        discontinued operations in your Statements of Cash Flows on page F-5.

        And while we see that you have disclosure about this sale of assets to Tourizoom
        Inc., also disclosure indicating that you then sold the shares of Vocalenvision to
        Blacklight BVBA, you have not disclosed the salient terms of these arrangements
        or provided details sufficient to understand the reason for the different measures
        of gain mentioned above.

        We believe that you will need to report your discontinued operations in
        accordance with the guidance in paragraph 43 of SFAS 144, for all periods
        presented, and disclose the information required by paragraph 47 of SFAS 144.
        Please identify the amount and form of consideration that you received in
        exchange for the assets and shares in each of these transactions, including your
        method of valuation and calculation of gain or loss.

        Since you disclose that you sold the assets of Vocalenvision in exchange for
        shares of your company, also disclose why you are not reporting the receipt of
        any shares in your Statements of Stockholders' Equity on page F-8 during 2008.

        Finally, explain how the Gain from Discontinued Operations in the amount of
        $728,718 in your Statement of Cash Flows reconciles to the Gain from
        Discontinued Operations reported in your Statement of Operations of $637,847.

Controls and Procedures, page 23

5.   We note your disclosure stating, "There were no changes in the Company's
        disclosure controls and procedures, or in factors that could significantly affect
        those controls and procedures, since its last fiscal quarter."

        The guidance in Item 308T(b) of Regulation S-K requires that you disclose any
        change in your internal control over financial reporting (rather than disclosure
        controls and procedures) that occurred during your last fiscal quarter (rather than
        subsequent to your last fiscal quarter) that has materially affected, or is
        reasonably likely to materially affect, your internal control over financial
        reporting. Please provide the required disclosures.

6.   We see that you have disclosure in the second paragraph under this heading
        stating that you have not established any internal control over financial reporting.
        However, this is not consistent with disclosure in the third paragraph on page 24,

indicating that you have such controls, explaining how these have been designed. Please resolve this inconsistency. If you have not established internal control over financial reporting, your disclosures about whether or not such controls are effective, also concerning changes in these controls, would need to clarify this point.

7.   Please expand your disclosure to include a statement as to whether or not your internal control over financial reporting is effective to comply with Item 308T(a)(3) of Regulation S-K. Given that you identify a material weakness in your internal control over financial reporting, we would expect your conclusion on the evaluation of internal control over financial reporting to be not effective as of the end of the period covered by your report.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Controls and Procedures, page 29

8.   The disclosures you provide under this heading do not satisfy your reporting obligations under Items 307 and 308T of Regulation S-K. Please address the following points.

● Management must conclude on the effectiveness of disclosure controls and procedures without qualification, i.e. either effective or not effective.

● Management must provide disclosure about changes in internal control over financial reporting during the last fiscal quarter.

● Management must clarify and explain disclosure indicating non-compliance with its responsibility for establishing internal control over financial reporting.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief